UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Marc Voigt
Chief Executive Officer
IMMUTEP Ltd
Level 32, Australia Square
264 George Street, Sydney 2000
New South Wales, Australia

Re: IMMUTEP Ltd
Form 20-F for the period ended June 30, 2025
Filed October 24, 2025
File No. 001-35428

Dear Marc Voigt:

We have reviewed your filing and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the period ended June 30, 2025

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Comparison of Fiscal Year Ended June 30, 2025 to Fiscal Year Ended June 30, 2024
Research and Development and Intellectual Property Expense, page 43

1. Your disclosure explaining the increase in 'Research and Development and Intellectual Property Expense' from fiscal year 2024 to fiscal year 2025 of approximately A$20 million appears vague. To the extent you track any of your research and development costs, please provide disclosure to be included in future periodic reports, of the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. For any costs not allocated to specific research and development projects, provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development

expense on the Statements of Comprehensive Income. Tell us the periodic report that will reflect the revised research and development disclosures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sasha Parikh at 202-551-3627 or Christine Torney at 202-551-3652 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences